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SEC FILE NUMBER
8-26579

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 11/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TransMarket Group LLC and Subsidiaries

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 W Jackson Blvd, Suite 1300
(No. and Street)

Chicago (City) Illinois (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. O'Brien 312-284-5656
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 **(Address)** Chicago **(City)** Illinois **(State)** 60606-3392 **(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
FEB 12 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas R. O'Brien , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransMarket Group LLC and Subsidiaries, as of November 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
27th day of January 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Thomas R. O'Brien
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

TransMarket Group L.L.C. and Subsidiaries

Statement of Financial Condition
November 30, 2008

Filed Pursuant to Rule 17a-5(d) Under
the Securities Exchange Act of 1934

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Members of
TransMarket Group L.L.C. and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of TransMarket Group L.L.C. and Subsidiaries (the Company) as of November 30, 2008, and the related consolidated statements of comprehensive income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TransMarket Group L.L.C. and Subsidiaries as of November 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
January 28, 2009

TransMarket Group L.L.C. and Subsidiaries

Consolidated Statement of Financial Condition
November 30, 2008

Assets

Cash	$	7,101,000
Securities purchased under agreements to resell		43,946,000
Securities owned		191,761,000
Receivable from broker-dealers and clearing organizations		66,339,000
Exchange memberships, at cost (market value of $2,064,000)		1,300,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $5,143,000		6,745,000
Other assets		4,960,000
Total assets	$	322,152,000

Liabilities and Members' Equity

Liabilities		
Securities sold under agreements to repurchase	$	128,630,000
Securities sold, not yet purchased		14,429,000
Payable to broker-dealers		73,121,000
Accounts payable, accrued expenses and other liabilities		43,269,000
		259,449,000
Members' Equity		62,703,000
Total Liabilities and Members' Equity	$	322,152,000

See Notes to Consolidated Financial Statements.

TransMarket Group L.L.C. and Subsidiaries

Consolidated Statement of Comprehensive Income
Year Ended November 30, 2008

Revenue	
Trading revenue	
Trading gains and losses, net	$ 113,557,000
Related compensation and trader participation interest	(66,347,000)
Trading revenue, net	47,210,000
Realized and change in unrealized gains (losses) on exchange memberships and stock in exchanges held for investment purposes	(2,152,000)
Interest	1,819,000
Other	196,000
Total revenue	47,073,000
Expenses	
Employee compensation and related benefits	10,418,000
Technology and communications	13,748,000
Rent and occupancy	4,320,000
Outside services	2,721,000
Interest	74,000
Other	2,118,000
Total expenses	33,399,000
Income from operations before minority interest in income and losses of subsidiaries and foreign income taxes	13,674,000
Minority interest in income and (losses) of subsidiaries	190,000
Income before foreign income taxes	13,484,000
Foreign income taxes	(232,000)
Net Income	13,716,000
Foreign currency translation adjustment	(4,005,000)
Comprehensive income	$ 9,711,000

See Notes to Consolidated Financial Statements.

TransMarket Group L.L.C. and Subsidiaries

Consolidated Statement of Changes in Members' Equity
Year Ended November 30, 2008

	Members' Equity Class A	Members' Equity Class B	Accumulated Foreign Currency Translation Adjustment	Total
Balance, beginning	$ 57,148,000	$ 3,103,000	$ 3,025,000	$ 63,276,000
Contributions	-	500,000	-	500,000
Distributions	(3,302,000)	(7,482,000)	-	(10,784,000)
Foreign currency translation adjustment	-	-	(4,005,000)	(4,005,000)
Net income	4,946,000	8,770,000	-	13,716,000
Balance, December 31, 2008	**$ 58,792,000**	**$ 4,891,000**	**$ (980,000)**	**$ 62,703,000**

See Notes to Consolidated Financial Statements.

TransMarket Group L.L.C. and Subsidiaries

Consolidated Statement of Cash Flows
Year Ended November 30, 2008

Operating activities	
Net income from continuing operations	$ 13,716,000
Depreciation and amortization	2,655,000
Minority interest in income and losses of subsidiaries	190,000
Gain on sale of stock in clearing organization	808,000
Changes in	
Securities purchased under agreements to resell, and securities sold under agreements to repurchase, net	(41,136,000)
Securities owned, and securities sold, not yet purchased, net	(22,325,000)
Receivable from and payable to broker dealers and clearing organizations, net	65,278,000
Other assets	309,000
Accounts payable, accrued expenses and other liabilities	2,201,000
Net cash provided by operating activities	21,696,000
Investing activities	
Proceeds of sale of stock in clearing organization	2,007,000
Purchase of furniture, equipment and leasehold improvements	(2,672,000)
Acquisition of additional interest in subsidiaries	(2,652,000)
Net cash used in investing activities	(3,317,000)
Financing activities	
Capital contributions	500,000
Capital distributions	(10,784,000)
Dividends paid to minority owners	(190,000)
Net cash used in financing activities	(10,474,000)
Effect of exchange rate changes on cash	(4,005,000)
Increase in cash and cash equivalents	3,900,000
Cash and cash equivalents	
Beginning of year	3,201,000
End of year	$ 7,101,000
Supplemental disclosures of cash flow information	
Interest paid	$ 74,000
Foreign income taxes paid	$ 1,150,000

Supplemental schedule of noncash investing activities

During the year, $4,629,000 was reclassified from memberships and stock in an exchange to securities owned ($4,379,000) and other assets ($250,000) since they are no longer required for operating purposes.

See Notes to Consolidated Financial Statements.

Note 1. Nature of Operations and Significant Accounting Policies

TransMarket Group L.L.C. ('TMG") and Subsidiaries (collectively, the "Company") enter into proprietary transactions in securities and exchange listed derivatives, on markets in the United States, Europe, Australia and Asia. TMG is a registered broker-dealer and futures commission merchant and a member of principal U.S. commodity exchanges.

Significant accounting policies are as follows.

Principles of consolidation: The consolidated financial statements include the accounts of TMG and its wholly owned subsidiaries, TransMarket Group Ltd. (UK), TransMarket Group Pty. Ltd. (Australia), and TransMarket Group Pte. Ltd. (Singapore). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade date basis. Securities and derivative financial instruments are exchange traded and are carried at fair value based on quoted prices with the resulting unrealized gains and losses reflected in revenue.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition.

Trading gains and losses for the year ended November 30, 2008, are net of commissions, and include interest income of $1,390,000 and interest expense of $789,000 related to the Company's securities trading activities.

Resale and repurchase agreements: Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged where appropriate.

Exchange memberships: Exchange memberships held for operating purposes are carried at adjusted cost. Exchange memberships in excess of what is required for membership privileges are carried at fair value based on quoted prices. Stock in exchanges held for investment purposes represent investments in derivative exchanges, are included in securities owned, and are stated at fair value based on quoted prices. Unrealized gains and losses are reflected in income.

Furniture, equipment and leasehold improvements: Furniture and equipment are being depreciated over the estimated useful lives of the assets on the straight-line method. Leasehold improvements are being amortized over the lesser of the estimated useful lives of the improvements or the term of the lease on the straight-line method.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Income taxes: TMG is treated as a partnership for federal income tax purposes. Consequently, TMG does not pay federal income taxes on its earnings. Members are taxed individually on their respective shares of TMG's earnings. TMG's net income or loss is allocated among the members in accordance with the provisions of the operating agreement. TMG's foreign subsidiaries are subject to tax in the jurisdictions in which they operate.

Translation of foreign currencies: The assets and liabilities of foreign operations are translated at the exchange rates in effect at the date of the statement of financial condition, with related translation gains or losses reported as a separate component of members' equity. Income and expense results of foreign operations are translated monthly at the average exchange rate.

Statement of cash flows: The Company defines cash equivalents as short-term highly liquid investments with original maturities of three months or less at date of acquisition, that are not held for sale in the ordinary course of business.

Recently issued accounting pronouncements: In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax position taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning with the annual reporting for the fiscal year starting after December 15, 2007, and is to be applied to all open tax years as of the effective date. Management is evaluating the implications of FIN 48 and its potential effects on the financial position, results from operations and cash flows to be issued in subsequent periods. On November 3, 2008, the FASB proposed a FASB Staff Position (FSP) that would further delay the effective date of FIN 48 for private companies by one year. Accordingly, the Company will defer the application of FIN 48 and will be required to adopt FIN 48 in its 2010 annual financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The Statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Company in its year ending November 30, 2009. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. Management is evaluating the implications of SFAS 161 and its potential effects on the financial condition, results from operations and cash flows.

Note 2. Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at November 30, 2008 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government obligations	$ 187,729,000	$ 14,423,000
Common stock	4,032,000	6,000
	$ 191,761,000	$ 14,429,000

At November 30, 2008, U.S. Government obligations of $3,984,000 have been deposited as margin and or guarantee deposits with broker-dealers and clearing organizations and portions of these deposits collateralize amounts due to these counterparties.

Note 3. Collateral Under Resale and Repurchase Agreements

At November 30, 2008, the aggregate fair values of collateral obtained under resale agreements and securities deposited under repurchase agreements are substantially equal to the aggregate carrying values of the transactions reflected in the consolidated financial statements.

The fair value of collateral obtained under resale agreements at November 30, 2008, was approximately $14,424,000 (including collateral delivered to satisfy delivery obligations from short positions of approximately $15,500,000). The fair value of assets pledged as collateral under repurchase agreements arose from the following:

Securities owned	$ 115,457,000
Fails to deliver	13,241,000
	$ 128,698,000

Note 4. Receivable from Brokers-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations at November 30, 2008 consist of:

	Receivables	Payables
Receivable from broker-dealers and clearing organizations, including the net payable for unsettled securities transactions	$ 53,108,000	$ 69,030,000
Securities failed-to-deliver/receive	13,231,000	4,091,000
	$ 66,339,000	$ 73,121,000

Note 5. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has applied SFAS No. 157 to all financial instruments that are required to be reported at fair value.

Financial instruments carried at fair value are classified and disclosed in the following categories:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices. Included in Level 1 are exchange traded equities and U.S. government securities as well as futures and options traded on exchanges.

Level 2 – Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies. Financial instruments that fall within Level 2 are exchange memberships in excess of requirements.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources. There are no financial instruments that fall within Level 3.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within level 1 of the fair value hierarchy. Exchange-traded derivative contracts typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not.

In determining the appropriate fair value hierarchy levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS No. 157.

Note 5. Assets and Liabilities Reported at Fair Value (continued)

The following table summarizes the Company's financial assets and liabilities as of November 30, 2008, by level within the fair value hierarchy.

	Level 1	Level 2	Total
Assets			
Securities owned:			
U.S. Government obligations	$ 187,729,000	$ -	$ 187,729,000
Common stock	4,032,000	-	4,032,000
	191,761,000	-	191,761,000
Receivable from broker-dealers and clearing organizations:			
Futures contracts	3,024,000	-	3,024,000
Forward contracts	1,510,000	-	1,510,000
Option value	317,000	-	317,000
	4,851,000	-	4,851,000
Other assets:			
Exchange memberships in excess of requirements	-	480,000	480,000
Total assets	$ 196,612,000	$ 480,000	$ 197,092,000
Liabilities			
Securities sold, not yet purchased:			
U.S. Government obligations	$ 14,423,000	$ -	$ 14,423,000
Common stock	6,000	-	6,000
Total liabilities	$ 14,429,000	$ -	$ 14,429,000

Note 6. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at November 30, 2008 consist of:

Accrued trader compensation and participation interests	$ 33,369,000
Other	9,900,000
	$ 43,269,000

At November 30, 2008, other liabilities include a 6 percent note payable to officers of $926,000.

Note 7. Tax Carryforward Losses

The Company has net carryforward losses for foreign tax purposes of approximately $6,712,000 from its foreign operations that is available indefinitely to offset future taxable income of these operations. At November 30, 2008, the Company has a deferred tax asset of approximately $1,387,000 from these net carryforward losses. A valuation allowance has been provided to fully offset this deferred tax asset related to the net operating loss as realization is not assured. The deferred tax asset and valuation allowance related to the net carryforward losses increased by $528,000 during the year ended November 30, 2008.

Note 8. Members' Equity

TMG's operating agreement, as amended and restated, among other things, provides for three classes of membership interests. The Class A member is voting; Class B and Class C members are nonvoting. At November 30, 2008, there were no Class C members. The operating agreement provides for certain withdrawal limitations on initial and additional contributions made by all members.

Members who trade proprietary accounts for the Company receive a special allocation, determined by the Manager in its sole discretion, based on their trading results in accordance with their trading agreements. The Manager in its sole discretion may also authorize additional amounts of the Company's net income to be allocated pro rata among the Class B and/or Class C members. The Company's net income after these special allocations is allocated pro rata to the Class A member.

Note 9. Related-Party Transactions

Certain officers of the Company have pledged their memberships and exchange stock for the benefit of the Company as required for operations at no cost to the Company. At November 30, 2008 the market value of these memberships and exchange stock was $1,473,000 and $2,543,000, respectively.

Note 10. Employee Benefit Plan

The Company has a qualified 401(k) profit sharing plan covering all eligible employees. Under the provisions of the plan, the Company matches a portion, as defined, of the employees' contributions. In addition, the Company may elect to make discretionary contributions to the plan. The Company made matching contributions of $135,000 to this plan during the year ended November 30, 2008.

Note 11. Commitments and Contingencies

The Company leases office space and equipment under noncancelable lease agreements that expire at various dates to August 2017. At November 30, 2008, the aggregate minimum annual rental commitments under these operating leases, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

Years ending December 31:	
2009	$ 2,737,000
2010	2,211,000
2011	833,000
2012	445,000
2013	422,000
Thereafter	1,632,000
	$ 8,280,000

Rent expense for the year ended November 30, 2008 was $1,722,000.

A bank letter of credit of $500,000 was issued in connection with an office lease.

The Company guarantees to certain clearing houses the performance of other members of these institutions and, under certain circumstances, would be subject to assessment. The Company has not recorded any contingent liability in the consolidated financial statements as management is unable to determine the amount of future payments, if any, under these guarantees since it is based, in part, on the performance of other members of the clearing houses.

Note 12. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 13. Derivatives Activities

In the normal course of business, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures contracts, and other financial instruments with similar characteristics. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the consolidated statement of financial condition.

Note 13. Derivatives Activities (continued)

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company also has sold securities, not yet purchased and will, therefore, be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the consolidated statement of financial condition.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentrations of credit risk: The Company also enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at time, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 14. Net Capital Requirements

TMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). TMG has elected to use the alternative method permitted by the rule, which requires TMG to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items" as these terms are defined. TMG is also subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and is required to maintain "net capital" equivalent to the greater of $500,000, or the sum of 8 percent of customer and 4 percent of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. Net capital, aggregate debit items, and maintenance margin levels change daily, but at November 30, 2008, under the most stringent rules, TMG had net capital and net capital requirements of approximately $22,228,000 and $500,000, respectively. In addition, the Australian operations are subject to the capital requirements of the Australian Securities and Investments Commission. At November 30, 2008, the Company was in compliance with these capital requirements. The net capital requirements may effectively restrict the payment of cash distributions.

Note 15. Consolidated Subsidiaries

TMG's consolidated subsidiaries have total assets of approximately $122,741,000 and member's equity of $16,886,000.

The accounts of TMG's consolidated subsidiaries are not included in TMG's computation of net capital as the assets of TMG's consolidated subsidiaries are not readily available for the protection of TMG's counterparties and other creditors, and the liabilities of TMG's consolidated subsidiaries are not guaranteed by TMG.

TransMarket Group L.L.C. and Subsidiaries

Computation of Net Capital
November 30, 2008

Total members' equity from statement of financial condition	$ 62,703,000
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Deductions and/or charges	
Non allowable assets:	
Investment in and receivable from consolidated subsidiaries	22,981,000
Other assets	2,353,000
Exchange membership	1,300,000
Furniture, equipment and leasehold improvements, net	4,326,000
Receivable from broker-dealers and clearing organizations	348,000
Commodity futures contracts and spot commodities - proprietary capital charges	5,812,000
Other deductions	323,000
Net capital before haircuts on security positions	25,260,000
Haircuts on securities	3,032,000
Net capital	22,228,000
Net capital requirement	500,000
Excess net capital	$ 21,728,000

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS filing as of November 30, 2008

TransMarket Group L.L.C. and Subsidiaries

Computation for Determination of Reserve Requirements and Information
Relating to Possession and Control Requirements Under Rule 15c3-3
November 30, 2008

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Other payables	-
Debit balances	-
Reserve computation:	
Excess of total debits over total credits	$ -
Reserve requirement	$ -

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
Number of items	-

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

Yes x

No ____

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS filing.

TransMarket Group L.L.C. and Subsidiaries

Statement of the Computation of the Minimum Capital Requirements
November 30, 2008

Net capital required using the risk-based requirement				
Amount of noncustomer risk maintenance margin				
4% of margin	$	100,000	$	4,000
Minimum Dollar Requirement				500,000
Minimum CFTC Net Capital Requirement			$	500,000

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS filing.

TransMarket Group L.L.C. and Subsidiaries

Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
November 30, 2008

Segregation Requirements (Section 4d(2) of the CEAct)		
Net ledger balance	$	-
Exchange traded options		-
Funds in Segregated Accounts		
Deposited in segregated funds bank accounts, as follows:		
Cash		5,000
Margins on deposit with clearing organizations of contract markets, as follows:		
Cash		-
Securities representing investments of customers' funds (at market)		-
Securities held for particular customers or option customers in lieu of cash (at market)		-
Net settlement from (to) clearing organizations of contract markets		-
Exchange traded options, as follows:		
Value of open long option contracts		-
Value of open short option contracts		-
Net equities with other FCMs, as follows:		
Net liquidating equity		-
Securities representing investments of customers' funds (at market)		-
Securities held for particular customers or option customers in lieu of cash (at market)		-
Segregated funds on hand		-
Total amount in segregation	$	5,000

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS filing.

TransMarket Group L.L.C. and Subsidiaries

Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
November 30, 2008

Funds on deposit in separate Section 30.7 accounts:		
Cash	$	-
Securities		-
Equities with registered futures commission merchants		-
Amounts held by clearing organizations of foreign boards of trade		-
Amounts held by members of foreign boards of trade		-
Segregated funds on hand		-
Total Funds in separate Section 30.7 accounts	$	-

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS filing.

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report on Internal Control

Members of
TransMarket Group L.L.C. and Subsidiaries
Chicago, Illinois

In planning and performing our audit of the financial statements of TransMarket Group LLC ("TMG") and Subsidiaries as of and for the year ended November 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered TMG's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of TMG's internal control. Accordingly, we do not express an opinion on the effectiveness of TMG's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by TMG, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because TMG does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by TMG in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by TMG, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(2) under the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of TMG is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which TMG has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness in their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraph of this report, were adequate at November 30, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the members', management, the SEC, CFTC, CME Group, and other regulatory agencies that rely on Rule 17a-5(g) of the SEC or Regulation 1.16(d) of the CFTC in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
January 28, 2009

END